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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	DiCicco, Wendy, F.		Kensey Nash Corporation (KNSY)
	55 East Uwchlan Ave.	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			04/25/2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Exton, PA 19341 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				CFO

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		04/24/2003				M			3,500	A	$15.00				D

	Common Stock		04/24/2003				M			3,500	A	$11.75				D

	Common Stock		04/24/2003				S			5,100	D	$22.40				D

	Common Stock		04/24/2003				S			1,500	D	$22.46				D

	Common Stock		04/24/2003				S			100	D	$22.50				D

	Common Stock		04/24/2003				S			300	D	$22.48				D

	Common Stock													0

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Employee Stock Options (rights to buy)		$15.00		04/24/2003				M				3,500

	Employee Stock Options (rights to buy)		$11.75		04/24/2003				M				3,500

	Employee Stock Options (rights to buy)

	Employee Stock Options (rights to buy)

	Employee Stock Options (rights to buy)

	Employee Stock Options (rights to buy)

	Employee Stock Options (rights to buy)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned - Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	4/8/00	4/8/06		Common Stock	0		$15.00		0		D

	7/23/00	7/23/07		Common Stock	4,000		$11.75		4,000		D

	(1)	4/9/09		Common Stock	22,000		$8.75		22,000		D

	(2)	8/16/10		Common Stock	20,000		$13.125		20,000		D

	12/5/01	6/5/11		Common Stock	8,625		$14.51		8,625		D

	(3)	6/5/11		Common Stock	6,900		$14.51		6,900		D

	(4)	7/10/12		Common Stock	15,000		$14.58		15,000		D

Explanation of Responses:

(1)Subject to certain restrictions and to strike price restrictions not to exceed seven years, options to buy 22,000 shares have vested as of the date of this Form 4.
(2)Subject to certain restrictions, options to buy 15,000 shares were vested on July 1, 2002 and the remaining options to buy 5,000 shares will vest on July 1, 2003.
(3)Subject to certain restrictions, options to buy 2,300 shares vested on June 5, 2002 and the remaining options to buy 4,600 shares will vest in two equal installments on June 5, 2003 and June 5, 2004.
(4)Subject to certain restrictions, options to buy 15,000 shares will vest in three equal annual installments on July 1, 2003, July 1, 2004 and July 1, 2005.

/s/Wendy F. DiCicco	4/25/2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.